UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Singular Genomics Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

82933R308
(CUSIP Number)

Chun R. Ding c/o CRCM LP 475 Sansome Street, Suite 730 San Francisco, CA 94111 (415) 578-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
CRCM Institutional Master Fund (BVI), Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
140,974

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
140,974

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
140,974

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
CRCM LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
140,974

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
140,974

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
140,974

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
CRCM LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
140,974

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
140,974

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
140,974

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Chun R. Ding

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
St. Kitts & Nevis

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
140,974

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
140,974

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
140,974

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”) of Singular Genomics Systems, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3010 Science Park Road, San Diego, CA 92121.

Item 2.  Identity and Background.

a.	Name

This Statement is being filed by: (i)  CRCM Institutional Master Fund (BVI), Ltd., a British Virgin Islands limited company (the “Fund”); (ii) CRCM LP, a Delaware limited partnership (the “Investment Manager”); (iii) CRCM LLC, a Delaware limited liability company (the “General Partner”); and (iv) Chun R. Ding, a citizen of St. Kitts & Nevis (collectively, the “Reporting Persons”).
b.	Residence or Business Address

The business address of (i) the Fund is c/o Intertrust (BVI) Limited, Luna Tower Waterfront Drive, Road Town, Tortola, British Virgin Islands VG1110; and (ii) the Investment Manager, the General Partner and Chun R. Ding is 475 Sansome Street, Suite 730, San Francisco, CA 94111.

c.	Occupation

The principal business of the Fund is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the Investment Manager is to act as the investment manager to the Fund and other clients.  The principal business of the General Partner is to act as the general partner of the Investment Manager.  The principal occupation of Chun R. Ding is to serve as the managing member of the General Partner, the principal of the Investment Manager and a director of the Fund.

d.	Convictions

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	Civil Judgments

None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship

See item 6 on the cover pages.

Item 3.  Source or Amount of Funds or Other Consideration.

The Fund acquired the beneficial ownership in the Shares reported in this Statement for a total consideration of $2,314,284.65 (excluding brokerage commissions).  The source of funds for such transactions was derived from the capital of the Fund.

Item 4.  Purpose of Transaction.

The purpose of the acquisitions of the Shares was and is for investment, and acquisitions of the beneficial ownership in the Shares were made in the ordinary course of business, and the Reporting Persons did not acquire the Shares with any purpose, or with the effect, of changing or influencing the control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional beneficial ownership in the Common Stock or dispose of any or all of its beneficial ownership in the Shares depending upon an ongoing evaluation of the investment in the interests, prevailing market conditions, investment and disposition opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum amount of investment in the beneficial ownership interests in the Common Stock, which it may hold at any point in time.
Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

a.
Based on the Issuer’s Quarterly Report filed on Form 10-Q that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 13, 2024, the percentages used herein are based on 2,495,694 shares of Common Stock outstanding as of July 31, 2024.

b.	Each of the Investment Manager and the General Partner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 140,974 Shares through the Fund’s beneficial ownership of the Shares. By virtue of his position as the managing member of the General Partner, principal of the Investment Manager and direct of the Fund, Chun R. Ding may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares and, therefore, Chun R. Ding may be deemed to be the beneficial owner of the Share for purposes of this Statement.

c.	The following describes all transactions in the Issuer’s Common Stock that were effected during the past 60 days by the Reporting Persons:

Transaction Date	Nature of Transaction	Shares	Price per Share
9/19/24	Purchase	50,000	$17.86[1]

9/20/24	Purchase	15,340	$16.23[2]

9/23/24	Purchase	3,022	$16.25

9/24/24	Purchase	2,098	$16.25

9/25/24	Purchase	19,512	$15.92[3]

9/26/24	Purchase	10,028	$15.64[4]

9/27/24	Purchase	1,100	$15.24[5]

10/30/24	Purchase	28,900	$13.05

10/31/24	Purchase	557	$12.55

11/04/24	Purchase	10,417	$21.20[6]

[1]	The prices reported are weighted average prices. These Shares were purchased in multiple transactions at prices ranging from $16.22 to $18.55. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of Shares purchased at each price within the ranges set forth in Footnotes 1 through 6 herein.
[2]	These Shares were purchased in multiple transactions at prices ranging from $15.99 to $16.25.
[3]	These Shares were purchased in multiple transactions at prices ranging from $15.24 to $16.25.
[4]	These Shares were purchased in multiple transactions at prices ranging from $15.01 to $15.76.
[5]	These Shares were purchased in multiple transactions at prices ranging from $15.17 to $15.25.
[6]	These Shares were purchased in multiple transactions at prices ranging from $20.76 to $21.25.

d.	No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

e.	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock reported herein.

Item 7.  Material to Be Filed as Exhibits.

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2024

/s/ Kelvin Koo
CRCM LLC, On its own behalf and as the General Partner of CRCM LP, and as the Investment Manager of CRCM Institutional Master Fund (BVI), Ltd.

By: Kelvin Koo, Attorney-in-Fact for Chun R. Ding, Member

/s/ Kelvin Koo
By: Kelvin Koo, Attorney-in-Fact for Chun R. Dung

Exhibit Index

Exhibit 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Exhibit 2	Power of Attorney appointing Kelvin Koo as true and lawful attorney-in-fact for Chun Ding (previously filed)

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: November 5, 2024

/s/ Kelvin Koo
CRCM LLC, On its own behalf and as the General Partner of CRCM LP, and as the Investment Manager of CRCM Institutional Master Fund (BV), Ltd.

By: Kelvin Koo, Attorney-in-Fact for Chun R. Ding, Member

/s/ Kelvin Koo
By: Kelvin Koo, Attorney-in-Fact for Chun R. Dung